UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Nortech Systems Incorporated
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
656553 104
 (CUSIP Number)
Kyle S. Packer
1482 Aqua Vista Drive
Lawrenceburg, Indiana 47025
(513) 703-9311
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

Copies to:
Bryan A. Jacobs, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 562-1456
June 29, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle S. Packer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason R. Herr
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mutiny Fund I, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neal B. Jannol
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer
This Statement on Schedule 13D Amendment No. 1 ("Amendment") amends and restates the Schedule 13D filed June 24, 2015 (the "Schedule 13D") by Kyle S. Packer, Jason R. Herr, Paul B. Luber and Mutiny Fund I, LP (collectively, the Original Reporting Persons") relating to the shares of the common stock, par value $0.01 per share (the "Common Stock") of Nortech Incorporated, a Minnesota corporation whose principal executive offices are located at 1120 Wayzata Blvd. E., Suite 201, Wayzata, Minnesota 55391 (the "Issuer"). The Original Reporting Persons as well as Neal B. Jannol, a United States citizen, are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
(a)-(c) This Schedule 13D is being filed jointly by the following Reporting Persons:

•
Neal B. Jannol, a citizen of the United States of America, whose principal business address is 10850 Wilshire Boulevard, Suite 825, Los Angeles, California 90024-4644 with a telephone number of (424) 442-2100.  Mr. Jannol is an attorney in private practice.

 (f) Mr. Jannol is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The Reporting Persons acquired the combined 192,200 shares of the Issuer's Common Stock through open-market purchases using personal funds and, in the case of Mutiny Fund I, LP using personal funds of its limited partners.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On June 25, 2015, Kyle Packer was contacted by Mr. Neal Jannol, a shareholder of the Issuer who at the time was unaffiliated with the Original Reporting Persons. Mr. Jannol indicated to Mr. Packer that he had seen and read the Schedule 13D filing and that he shared views similar to those of the Original Reporting Persons about the Issuer's underperformance. Mr. Jannol expressed a desire to assist the Original Reporting Persons' efforts to effect change at the Issuer.
On June 26, 2015, the Original Reporting Persons discussed the merits of having Mr. Jannol join their Section 13(d) group and determined to ask Mr. Jannol to join the group, which they did later that day. On June 29, 2015, Mr. Jannol accepted this offer.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
 (d)            As of the date hereof, Neal B. Jannol may be deemed to be the beneficial owner of 57,500 shares of Common Stock, constituting 2.09%, based upon 2,746,324 shares outstanding as of the date hereof.
Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.2	Power of Attorney for Kyle S. Packer (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.3	Power of Attorney for Jason R. Herr (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.3	Power of Attorney for Paul B. Luber (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.4	Power of Attorney for Mutiny Fund I, LP (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.5	Letter to Board of Directors and CEO of Nortech Systems Incorporated (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.6            Restated Joint Filing Agreement (filed herewith)

99.7            Power of Attorney for Neal B. Jannol (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYLE S. PACKER By: /s/ Kyle S. Packer Date: July 7, 2015
JASON R. HERR By: /s/ Jason R. Herr Date: July 7, 2015
PAUL B. LUBER By: /s/ Paul B. Luber Date: July 7, 2015
MUTINY FUND I, LP By: Mutiny Capital, LLC Its: General Partner By: /s/ Kyle S. Packer Its: Managing Member Date: July 7, 2015
NEAL B. JANNOL By: /s/ Neal B. Jannol Date: July 7, 2015

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.